For Ministry Use Only
A l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

Ontario | Ministry of Consumer and Commercial Relations | Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 8 SEPTEMBRE, 1992

Director / Directeur
Business Corporations Act / Loi sur les compagnies

TRANS CODE
C

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

*Formule numéro 3
Loi de 1982 sur les compagnies*

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):* N/A

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

24 January, 1986

(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

The Articles are hereby amended to fix the number and provide the designations, rights, preferences, privileges, restrictions and conditions of the first series of Class A Preference Shares as follows:

(i) The first series of Class A Preference Shares are designated as Class A Preference Shares, Series 1;

(ii) In accordance with the Articles of the Corporation, the directors authorize and approve the issuance of, and hereby fix the number of the Class A Preference Shares, Series 1 at 875,000;

(iii) In addition to the rights, privileges, restrictions and conditions attached to the Class A Preference Shares as a class (as set out in the Articles) the Class A Preference Shares, Series 1 shall have attached thereto the following:

A. **Definitions:**

Where used herein, the following terms shall have the following meanings respectively:

"Conversion Date" means September 9, 1993;

"Effective Date" means the date upon which the Event of Default occurred;

"Event of Default" means the occurrence of an event of default under the Amended and Restated Memorandum of Agreement dated July 8, 1992 between the Corporation and Esstra Industries Corp. which event of default is not cured within 15 days of written notice thereof to the Corporation;

B. **Conversion Basis:**

The Conversion Basis (as defined in the Articles) for Class A Preference Shares, Series 1, shall be 12 Common Shares for each Class A Preference Share Series 1 provided that if at any time an Event of Default has occurred, the Conversion Basis then in effect shall be adjusted effective the Effective Date such that the number of Common Shares into which each Class A Preference Share, Series 1 shall be convertible shall be equal to the number determined in accordance with the following formula:

$$\frac{A \times 1.01}{B}$$

where:

A = the number of Common Shares issued and outstanding (on a fully diluted basis) on the Effective Date;

B = the number of Class A Preference Shares, Series 1 issued by the Corporation including Class A Preference Shares, Series 1 previously issued that were redeemed or converted into Common Shares;

C. **Conversion Date:**

The holders of Class A Preference Shares, Series 1 shall have the right at any time on or after the Conversion Date to convert the Class A Preference Shares, Series 1 into Common Shares on the Conversion Basis then in effect;

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

3rd September, 1992
(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED
(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: [signature]
(Signature) *(Signature)* (Description of Office) *(Fonction)*

Alan D. Litwack - Secretary